Calculation of Filing Fee Table

Schedule TO

(Form Type)

Owl Rock Technology Income Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$29,030,672	0.00927%	$2,691.14

Fees Previously Paid	$2,691.14		$2,691.14

Total Transaction Valuation	$29,030,672

Total Fees Due for Filing			$2,691.14

Total Fees Previously Paid			$2,691.14

Total Fee Offsets			$0.00

Net Fee Due			$0.00